UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-8557

REPORT PERIOD
January 1, 2000 to March 31, 2000


In the matter of:
CENTRAL AND SOUTH WEST CORPORATION, ET AL


      Central and South West Corporation ("CSW") hereby certifies on behalf of itself and Central Power and Light Company ("CPL"), Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCO"), West Texas Utilities Company ("WTU"), and Central and South West Services, Inc. ("CSWS"), that during the period from January 1, 2000 through March 31, 2000 (the "Reporting Period"):
      1. The maximum principal amount of short-term borrowings outstanding at each of the companies during the Reporting Period, the date of the maximum borrowing and the Securities and Exchange Commission ("SEC") borrowing limit for each Company as of the end of the period was as follows:

    CSW
  System              Money Pool    Short-Term         Total            SEC
 Companies   Date     Borrowings   Borrowings (1)    Borrowings         Limit

  CPL     02/01/2000 $370,262,964        -         $370,262,964    $600,000,000
  PSO     02/29/2000  114,527,128        -          114,527,128     300,000,000
  SWEPCO  02/03/2000  181,001,704        -          181,001,704     250,000,000
  WTU     02/01/2000   25,759,434        -           25,759,434     165,000,000
  CSWS    01/06/2000   95,435,273        -           95,435,273     210,000,000
-----------------------

(1)  Pursuant to the External Program authorized in this file.

      2. The weighted average interest rate for borrowings during the Reporting Period through the Money Pool was 6.26%.

      3. The maximum amount of CSW's short-term borrowings on behalf of itself and the Subsidiaries during the Reporting Period and its SEC limit as of the end of the period was as follows:


              Total         CSW          CSW        Total CSW
            Subsidiary    Loans to   Corporation    Short-Term        SEC
 Date       Borrowings   Money Pool   Borrowings    Borrowings       Limit
 ----       ----------   ----------   ----------    ----------       -----
01/05/2000 $621,915,000 $621,915,000 $500,498,000 $1,122,413,000  $2,500,000,000

      Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of CSW, et al, in File No. 70-8557, and in accordance with the terms and conditions of the Commission's order dated March 21, 1995, permitting said Application-Declaration to become effective.



      DATED:   April 24, 2000



                         CENTRAL AND SOUTH WEST CORPORATION
                         CENTRAL POWER AND LIGHT COMPANY
                         PUBLIC SERVICE COMPANY OF OKLAHOMA
                         SOUTHWESTERN ELECTRIC POWER COMPANY
                         WEST TEXAS UTILITIES COMPANY
                         CENTRAL AND SOUTH WEST SERVICES, INC.

                     BY: CENTRAL AND SOUTH WEST CORPORATION



                         BY: /s/ Lawrence B. Connors
                             ---------------------------
                             Lawrence B. Connors
                             Controller